SIDLEY AUSTIN llp ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866
March 2, 2010
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt

Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
          On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), we are writing in response to the comment contained in the comment letter dated March 1, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”), its Definitive Schedule 14A filed April 20, 2009, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Second Quarter 10-Q”) and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Third Quarter 10-Q”).
          For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the Company’s response.
          In addition, attached is a letter from the Company containing the acknowledgments of the Company requested by the Staff in the Comment Letter.
MD&A
Asset Quality
Allowance for Loan Losses, page 58

Securities and Exchange Commission
March 1, 2010

1.	We note your response to prior comment 6. Please tell us and address the following in your future filings:

•	Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity, for which you have not considered impaired due to the existence of guarantees. If so, tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

•	Disclose in detail how the company evaluates the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is and how often the review is performed.

•	Address how the Company evaluates the guarantor’s reputation and how this translates into its determination of the ultimate provision or charge-off recorded.

•	Address how the guarantor’s reputation impacts the Company’s ability to seek performance under the guarantee.

•	Address how many times the Company has sought performance under the guarantee discussing the extent of the successes; and

•	Address how the Company evaluates the guarantor’s willingness to work with the Company and how this translates into its determination of the ultimate provision or charge-off recorded.
Further, when the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how the Company evaluates and determines the realizable value of the borrower guarantee. Address the Company’s willingness to enforce the guarantee.
          As discussed with the Staff, the Company regularly monitors its loan portfolio and when loans exhibit stress, Management continually assesses a number of factors including the current value of the collateral, the financial condition of the borrower and the value and collectability of a guarantee, all of which are considered in assigning a Risk Rating. 1 However, until such time as a loan is given a Risk Rating of 8 or worse or is classified as a troubled debt restructuring (each such loan a “Subject Loan”), information pertaining to the guarantee is not aggregated. As a result, the Company is unable to provide the data requested by the Staff without undue burden and expense.
          The Company does, however, track information for Subject Loans. Among Subject Loans, the Company has not noticed a significant increase in the number of loans, either in its

[1]	For a fulsome description of the Company's Risk Rating system, please refer to the description of such Risk Ratings on page 60 of our Form 10-K filed on March 1, 2010)

Securities and Exchange Commission
March 1, 2010

portfolio generally or in its construction or commercial loan portfolios in particular, carried in excess of the appraised value as a result of Management’s determination that a guarantee from a borrower has realizable value.
          In that regard, Management notes that of the Subject Loans, it has identified fewer than five loans where any value is given to the strength of the guarantor. Management does not believe that the amount of such loans is material to the Company’s consolidated financial statements or its methodology in assessing impairment and charge-off amounts.
          However, to the extent that value assigned to guarantees becomes material in future periods, the Company will provide in its future filings additional disclosure and more granular discussion about its practices and methodologies surrounding the manner in which it assigns value to guarantees in determining whether impairment is appropriate for a loan or a charge-off is warranted. Such additional disclosure would address the factors that Management then considers material to the analysis.
          Management further notes that, in response to the fourth bullet of the Staff’s comment, and as discussed with the Staff, Management intends to fully utilize any guarantee to mitigate losses. Furthermore, in response to the fifth bullet of the Staff’s bullet, the Company is unable to address the number of times the Company has sought performance under guarantees or its success in realizing value therefrom because it does not maintain records in that regard.
          In further response to the Staff’s comment, in future filings, Management undertakes to revise disclosure surrounding its methodology in assessing impairment and charge-off amounts to include such additional disclosure. A marked copy of the Company’s 2009 Form 10-K, showing enhanced disclosure of such methodology (which begins on page 66 of the 2009 form 10-K) is attached as Exhibit 1.

          If you have any questions regarding the foregoing, please feel free to contact me at (312) 853-7833. My fax number is (312) 853-7036.

Sincerely,
/s/ Lisa J. Reategui
Lisa J. Reategui

Attachments

cc:	Edward J. Wehmer, Wintrust Financial Corporation David A. Dykstra, Wintrust Financial Corporation David L. Stoehr, Wintrust Financial Corporation

[Wintrust Financial Corporation Letterhead]
March 2, 2010
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt

Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2009
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 26, 2010, Wintrust Financial Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
WINTRUST FINANCIAL CORPORATION

By:	/s/ David L. Stoehr

David L. Stoehr
Executive Vice President and Chief Financial Officer

EXHIBIT 1
Methodology in Assessing Impairment and Charge-off Amounts
          In determining the amount of impairment or charge-offs associated with a loan, the Company generally values the loan by starting with a valuation obtained from an appraisal of the underlying collateral and then deducting estimated selling costs to arrive at a net appraised value. We obtain the appraisals of the underlying collateral from one of a pre-approved list of independent, third party appraisal firms.
          In many cases, the Company simultaneously values the underlying collateral by marketing the property or related note to market participants interested in purchasing properties of the same type. If the Company receives offers or indications of interest, it will analyze the price and review market conditions to assess whether in light of such information the appraised value overstates the likely price and that a lower price would be a better assessment of the market value of the property and would enable us to liquidate the collateral. Accordingly, the Company may charge-off a loan to a value below the net appraised value if it believes that an expeditious liquidation is desirable in the circumstance and it has legitimate offers or other indications of interest to support a value that is less than the net appraised value.
          In determining the ultimate charge-off or reserve associated with impaired loans, the Company takes into account the strength of any guarantees and the ability of borrowers to provide value related to those guarantees. Consequently, the Company may carry a loan at a value that is in excess of the appraised value if the Company has a guarantee from a borrower that the Company believes has realizable value. In evaluating the strength of any guarantee, the Company evaluates the financial wherewithal of the guarantor, the guarantor’s reputation, and the guarantor’s willingness and desire to work with the Company. The Company’s decentralized structure, which includes multiple banking charters and local boards of directors, in each case familiar with such Banks’ market areas and local borrowers, allows the individual Banks to assess the character and reputation of individual guarantors.
          The evaluation of the strength of the guarantor includes a review of the guarantor’s financial statements including an analysis of the types of assets supporting the guarantor’s net worth, the liquidity of such assets and an assessment of the value of such assets. The assessment of the value of the guarantor’s assets varies according to the type of asset and can take many forms including (a) a review of guarantor’s liquid assets by verifying such assets by reference to bank and brokerage statements or other available market prices, (b) an assessment of the reasonableness of market value of real estate in light of management’s knowledge of the local market area or recent available appraisals, (c) the assessment of the value of other business ventures of the guarantor by reviewing financial statements of such related business ventures, (d) an assessment of contingent liabilities of the guarantor along with any projected debt service of these potential liabilities, or (e) other procedures as appropriate for the myriad of other assets the guarantor may offer to satisfy a guarantee. The Company also assesses the guarantor’s reputation based on past dealings with the borrower, management’s and the board of director’s knowledge of the guarantor’s character and integrity in other business dealings. Many guarantors use the Company’s banks as their primary source of funding, which increases the Company’s knowledge of the guarantor This direct knowledge of a guarantor’s financial history and financial reputation increases the Company’s ability to assess the guarantor’s financial strength. To the extent that such review determines that the guarantor has net worth that could be realizable and the guarantor has demonstrated a willingness to cooperate with the Company by making ongoing payments, accelerating principal payment, pledging additional collateral, increasing loan amortization, and/or making other changes requested by the Bank, Management may assign value to such guarantee in determining whether a loan has impairment. In the event the guarantee is assigned a value, the Company reviews the strength of the guarantee on a frequency established as the circumstances and conditions of the borrower warrant. The Company utilizes its rights under the guarantee whenever necessary to mitigate losses.
          In circumstances where the Company has received an appraisal but has no third party offers or indications of interest, the Company may enlist the input of realtors in the local market as to the highest valuation that the realtor believes would result in a liquidation of the property given a reasonable marketing period of approximately 90 days. To the extent that the realtors’ indication of market clearing price under such scenario is less than the net appraised valuation, the Company may take a charge-off on the loan to a valuation that is less than the net appraised valuation.
          The Company may also charge-off a loan below the net appraised valuation if the Company holds a junior mortgage position in a piece of collateral whereby the risk to acquiring control of the property through the purchase of the senior mortgage position is deemed to potentially increase the risk of loss upon liquidation due to the amount of time to ultimately market the property and the volatile market conditions. In such cases, the Company may abandon its junior mortgage and charge-off the loan balance in full.
          In other cases, the Company may allow the borrower to conduct a “short sale,” which is a sale where the Company allows the borrower to sell the property at a value less than the amount of the loan. Many times, it is possible for the current owner to receive a better price than if the property is marketed by a financial institution which the market place perceives to have a greater desire to liquidate the property at a lower price. To the extent that we allow a short sale at a price below the value indicated by an appraisal, we may take a charge-off beyond the value that an appraisal would have indicated.
          Other market conditions may require a reserve to bring the carrying value of the loan below the net appraised valuation such as litigation surrounding the borrower and/or property securing our loan or other market conditions impacting the value of the collateral.
          Having determined the net value based on the factors such as noted above and compared that value to the book value of the loan, the Company arrives at a charge-off amount or a specific reserve included in the allowance for loan losses. In summary, for collateral dependent loans, appraisals are used as the fair value starting point in the estimate of net value. Estimated costs to sell are deducted from the appraised value to arrive at the net appraised value. Although an external appraisal is the primary source of valuation utilized for charge-offs on collateral dependent loans, we may utilize values obtained through purchase and sale agreements, legitimate indications of interest, negotiated short sales, realtor price opinions, sale of the note or support from guarantors as the basis for charge-offs. These alternative sources of value are used only if deemed to be more representative of value based on updated information regarding collateral resolution. In addition, if an appraisal is not deemed current, a discount to appraised value may be utilized. Any adjustments from appraised value to net value are detailed and justified in an impairment analysis, which is reviewed and approved by the Company’s Managed Assets Division.